 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-02658

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

STEWART 401(k) SAVINGS PLAN
1360 Post Oak Blvd. Suite 100
Houston, Texas 77056

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STEWART INFORMATION SERVICES CORPORATION

Delaware	74-1677330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1360 Post Oak Blvd. Suite 100 Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code: (713) 625-8100

STEWART 401(k) SAVINGS PLAN

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan Participants of the
Stewart 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Stewart 401(k) Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 and the schedule of delinquent participant contributions for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan's auditor since 2014.

Houston, Texas
June 25, 2024

STEWART 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
	(amounts in US$)
Assets:
Investments:
Investments at fair value	536,047,849	473,294,917
Investments at contract value	42,375,401	45,366,766
Total investments	578,423,250	518,661,683
Noninterest—bearing cash	—	7,467
Receivables:
Notes receivable from plan participants	7,282,648	6,898,833
Employer contributions	2,708,851	2,574,213
Participant contributions	1,473,817	60,617
Other receivables	679	—
Total receivables	11,465,995	9,533,663
Total assets	589,889,245	528,202,813

Liabilities:
Other liabilities	101,826	—

Total net assets available for benefits	589,787,419	528,202,813
See accompanying notes to financial statements.

STEWART 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023
(amounts in US$)

Net additions and adjustments to net assets:
Contributions:
Plan participants	33,969,158
Employer	13,897,584
Rollovers	5,028,634
Total contributions	52,895,376
Net investment income:
Net appreciation of investments	76,860,184
Dividends, capital gains, interest and other	10,465,201
Net investment income	87,325,385
Interest on notes receivable from plan participants	575,623
Total additions and adjustments to net assets	140,796,384

Deductions from net assets:
Benefits paid to participants	78,577,020
Administrative expenses	634,758
Total deductions from net assets	79,211,778

Net increase in net assets available for benefits	61,584,606
Net assets available for benefits:
Beginning of year	528,202,813
End of year	589,787,419
See accompanying notes to financial statements.

STEWART 401(k) SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The Stewart 401(k) Savings Plan (the Plan) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (STG). STG is a wholly owned subsidiary of Stewart Information Services Corporation (SISCO). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by STG (the Plan Administrator) and an administrative committee of executives (the Administrative Committee) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of the investment trustee and record keeper. Effective December 1, 2023, the Plan's investment trustee and recordkeeper have been Fidelity Management Trust Company and Fidelity Investments, respectively (collectively, Fidelity). From May 1, 2014 through November 30, 2023, Charles Schwab Trust Bank and Schwab Retirement Plan Services, Inc. were the Plan's investment trustee and recordkeeper, respectively.

The following description of the Plan presented below provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Amounts quoted are in U.S. dollars.

A. Employee participation. The Plan is made available to eligible employees of STG and its affiliates (collectively, the Company). All eligible employees, as defined by the Plan, are eligible to participate in the Plan immediately upon hire.

B. Contributions. Plan participants may defer up to 75% of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (IRC). A participant may make deferrals on a pretax basis (401(k) contributions) or after-tax basis (Roth 401(k) contributions), or a combination of both, which will be accounted for in separate accounts. Highly compensated participants may be required to reduce the amount of contributions made in order to permit the Plan to satisfy the nondiscrimination requirements of Sections 401(k) and (m) of the IRC. Participants may designate the extent to which such reductions are made from pretax or after-tax accounts, subject to certain limitations. During 2023, there were no excess contributions that were refunded to Plan participants.

The Plan includes an automatic enrollment feature of 3% of the participant’s eligible compensation unless elected otherwise. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.

The Company’s current discretionary matching contribution is equal to fifty cents for each one dollar of considered compensation contributed up to a maximum of 6% of each participant’s considered compensation (pretax and after-tax), subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan. Also, the frequency of its matching contribution is determined at the Company's discretion. Starting in 2017, the Company elected to fund its matching contributions after the end of each quarter. As of December 31, 2023 and 2022, employer match contributions receivable balances of $2,708,851 and $2,574,213, respectively, primarily represented the Company's matching contributions (net of applied forfeited non-vested balances) for the fourth quarters of 2023 and 2022, which were funded during the first quarters of 2024 and 2023, respectively. Additionally, participant contributions receivables of $1,473,817 and $60,617 as of December 31, 2023 and 2022, respectively, primarily represented employee contributions and loan repayments withheld from compensation during the fourth quarters of 2023 and 2022, which were remitted to the respective trustee during the first quarters of 2024 and 2023, respectively.

The Plan allows for a Company discretionary contribution as determined by STG’s Board of Directors. The discretionary contribution, if any, shall be calculated quarterly or annually, as elected and allocated equally to all eligible participants, in accordance with the Plan’s provisions. The Company may utilize available forfeitures to offset discretionary contributions to the Plan. During 2023, the Company made discretionary profit sharing contributions to each Plan participant, which aggregated $2,873,500.

Employees are permitted to rollover pretax or after-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, subject to the provisions in the Plan document. During 2023, a total of $5,028,634 in participant balances were transferred into the Plan primarily as a result of the Company's business acquisitions.

C. Participant accounts. Each participant’s account is credited with the elected deferral amount and allocations of (a) the Company’s employer matching contribution, (b) the Company’s discretionary contribution, if any, and (c) Plan earnings, and charged with an allocation of administrative expenses. Net investment income (loss) is allocated to each participant’s accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.

D. Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of service.

E. Investment options. Employees may elect to have their contributions allocated among various investment options offered by the Plan, subject to certain limitations under the Plan. As of December 31, 2023 and 2022, the Plan offered mutual funds, target date collective trust funds, and a stable value fund as investment options. During 2021, the SISCO stock fund, which previously was also an investment option primarily investing in SISCO common stock, was frozen and made no longer available for new participant contributions. However, investment transfers from the SISCO stock fund into other investment options were allowed. During 2023, the SISCO stock fund was liquidated and any remaining participant balances were transferred to target date collective trust funds applicable to participants.

Under the terms of the Declaration of Trust, unit-holders of target date collective trust funds may be required to provide up to 30-days advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee in its sole discretion. As of December 31, 2023 and 2022, there are no unfunded commitments.

The SISCO stock fund is invested primarily in SISCO common stock. The remaining portion of the fund is invested in the State Street (SSgA) Government Money Market Fund, a common collective trust fund, which is not available as an investment option in the Plan. Before the SISCO stock fund was liquidated, the Plan's investment trustee is entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.

F. Payment of benefits. Participants in the Plan are eligible to receive payment of the total vested account balance upon normal retirement at age 65, death, disability or other termination of employment. Participants who have attained age 59 1/2 may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company in the form of an in-service distribution. The Plan also provides for a hardship withdrawal of all or any portion of a participant’s vested accounts, subject to the provisions of the Plan.
Distributions may be paid in a lump sum or in installments, subject to the provisions of the Plan, including taxation. Participants with account balances greater than $5,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. If the participants’ vested account balance is $5,000 or less, payment must be made in a lump-sum distribution. Direct rollovers from the Plan to an IRA or other qualified plan are permitted for pretax and after-tax accounts, subject to certain limitations.

G. Forfeited accounts. As of December 31, 2023 and 2022, total forfeited non-vested accounts were $128,188 and $261,974, respectively. These accounts may be used to pay Plan administrative expenses or may be used to offset future Company matching or discretionary contributions as determined allowable under the provisions of the Plan. During 2023, forfeitures used to reduce employer contributions and plan administrative expenses totaled $1,068,532.

H. Notes receivable from plan participants. A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee. Such earnings are shown as interest on notes receivable from Plan participants in the statement of changes in net assets available for benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of accounting. The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Benefits are recorded when paid to participants.

B. Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

C. Investment valuation and income recognition. Investments held by the Plan are reported at fair value, with the exception of the stable value fund which is reported at contract value (see Note 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 for discussion of fair value measurements). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts such as the stable value fund.

Purchases and sales of securities are recorded on a trade-date basis. In the statement of changes in net assets available for benefits, interest income is recorded as earned on the accrual basis and dividend and capital gain income is recorded on the ex-dividend date. Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are combined and presented as net appreciation (depreciation) of investments. Certain other investment income is recorded and shown offset by related investment expenses.

D. Contributions. Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

E. Notes receivable from participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments, such loans are considered delinquent loans, or delinquent participant notes receivable, as specified in the Plan. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document and presented as part of benefits paid to participants on the statement of changes in net assets. During 2023, a total of $558,181 in delinquent loan balances were reclassified as distributions, which reduced the balance of notes receivable from plan participants at December 31, 2023.

F. Risks and uncertainties. The Plan invests in various investment securities that are exposed to various risks, which include interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

G. Expenses. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements or are paid from available forfeitures, as determined allowable under the provisions of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment-related expenses are included in net appreciation (depreciation) of investments.

NOTE 3 - STABLE VALUE FUND

During 2023 and 2022, the Plan held an interest in the New York Life Anchor Account (SVF), a stable value fund that is a pooled account with New York Life Insurance Company (New York Life), made available to participating plans through a group annuity contract. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life. The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The SVF is a fully benefit-responsive investment contract and is reported at contract value in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by New York Life, represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer of the SVF. However, the Plan Administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The crediting interest rate for the SVF is reset daily by the issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

NOTE 4 - FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or most advantageous, market for the asset or liability in an orderly transaction between market participants at the measurement date. There is a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs when possible.

The three levels of inputs used to measure fair value are as follows:
•Level 1 – quoted prices in active markets for identical assets or liabilities;
•Level 2 – observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and
•Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value:
•Mutual funds: Valued at the daily closing price reported on the active markets on which the funds are traded. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV, as reported by the fund, and to transact at that price.

•Collective trust funds: As a practical expedient to measure fair value, valued at the NAV per unit as determined by the fund's trustee based on the fair value of the underlying investments held by the fund less its liabilities. However, collective trust funds measured at NAV are not required to be classified in the fair value hierarchy table.
•SISCO stock fund: Valued at the SISCO common stock's closing price reported on the active market on which it is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2023 and 2022.

The following tables set forth by level, within the ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023 and 2022 (in US$):

December 31, 2023	Level 1	Level 2	Level 3	Total Fair Value
Investment in the fair value hierarchy:
Mutual funds	295,312,185	—	—	295,312,185
Collective trust funds	—	—	—	240,735,664
Total investments at fair value	295,312,185	—	—	536,047,849

December 31, 2022	Level 1	Level 2	Level 3	Total Fair Value
Investment in the fair value hierarchy:
SISCO stock fund	10,170,616	—	—	10,170,616
Mutual funds	268,559,062	—	—	268,559,062
Collective trust funds	—	—	—	194,565,239
Total investments at fair value	278,729,678	—	—	473,294,917

NOTE 5 - PLAN TERMINATION AND OTHER RELATED EVENTS

The Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Administrator has expressed no intent to terminate the Plan. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.

NOTE 6 - RELATED-PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Fees paid by the Plan for investment management were included as a reduction of the return earned on each fund and are included in the net appreciation (depreciation) of investments reported in the statement of changes in net assets available for benefits. Certain Plan investments held are shares of SISCO common stock. Transactions with the trustees, the Plan and SISCO may be party-in-interest transactions and may be covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

NOTE 7 - TAX STATUS

The Plan administers a nonstandardized prototype defined contribution profit sharing plan under the IRC Section 401(k) Cash or Deferred Arrangement (CODA), which received a favorable opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is considered as a qualified plan and the related trust is tax-exempt.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan.

STEWART 401(k) SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
EIN: 74-0924290 Plan Number: 002
December 31, 2023

	Participant contributions transferred late to Plan	Total that constitute nonexempt prohibited transactions
Year	Check here if late participant loan payments are included: ☑	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51

2023	$3,534,912	$3,534,912	$—	$—	$—

See accompanying report of independent registered public accounting firm.

STEWART 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 74-0924290 Plan Number: 002
December 31, 2023

Party-in -interest	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value ** (in US$)
	Investments:
	New York Life	Stable Value Fund	42,375,401
	American Funds	Europacific Growth Fund	6,972,138
	Dodge & Cox Funds	Stock Fund Class X	48,526,066
	Eagle Funds	Carillon Eagle Mid Cap Growth R5 Fund	5,544,261
	Fidelity Investments	International Index Fund	20,561,290
	Fidelity Investments	Total Bond Fund	6,859,512
	Fidelity Investments	500 Index Fund	78,431,917
	MFS Series Trust Funds	MFS Mid Cap Value Class R3 Fund	3,973,105
	Principal Funds, Inc.	Real Estate Securities Institutional Class Fund	2,284,996
	Principal Funds, Inc.	SmallCap Growth I R6 Fund	11,962,341
	Principal Funds, Inc.	SmallCap Value II R6 Fund	14,992,883
	T Rowe Price	Retirement 2005 Trust Fund	5,870,063
	T Rowe Price	Retirement 2010 Trust Fund	724,838
	T Rowe Price	Retirement 2015 Trust Fund	3,506,446
	T Rowe Price	Retirement 2020 Trust Fund	29,462,563
	T Rowe Price	Retirement 2025 Trust Fund	21,563,683
	T Rowe Price	Retirement 2030 Trust Fund	52,343,078
	T Rowe Price	Retirement 2035 Trust Fund	27,131,697
	T Rowe Price	Retirement 2040 Trust Fund	42,181,853
	T Rowe Price	Retirement 2045 Trust Fund	20,576,887
	T Rowe Price	Retirement 2050 Trust Fund	23,139,891
	T Rowe Price	Retirement 2055 Trust Fund	8,300,050
	T Rowe Price	Retirement 2060 Trust Fund	4,401,988
	T Rowe Price	Retirement 2065 Trust Fund	1,532,627
	T Rowe Price	All-Cap Opportunities Fund	43,580,869
	Vanguard	Extended Market Index Fund	24,944,231
	Vanguard	Federal Money Market Fund	233,499
	Vanguard	Short-term Investment Grade Fund	7,111,217
	Vanguard	Total Bond Market Index Fund	19,333,860
	Total investments		578,423,250
*	Notes receivables from plan participants	Varying maturity dates with interest rates from 4.25% to 9.50%	7,282,648
			585,705,898

* A party-in-interest as defined by ERISA.
** Cost information is not required as these assets are participant-directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 25, 2024

By:	/s/ Brian Glaze
Brian Glaze, Chairman - Administrative Committee of the Stewart 401(k) Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Weaver and Tidwell, L.L.P. to the incorporation by reference of their report into a previously filed Securities Act registration statement by Stewart Information Services Corporation